Exhibit 99.9

NICE Workforce Optimization Recognized for Delivering Proven Business Success
by Metrigy Research

NICE’s comprehensive WFO platform is highly ranked by customers from 14 companies evaluated

Hoboken, N.J., March 23, 2022 – NICE (Nasdaq: NICE) today announced that it has been recognized by Metrigy as a MetriStar Top Provider in the Workforce Optimization Platform category. Based on a ranking of customer sentiment scores and proven business success, the Metrigy report assesses the overall value realized from various workforce optimization solutions. NICE customers reported measurable improvements in revenue, agent efficiency, cost reduction and customer satisfaction, and ranked the NICE WFO platform notably high for reliability, analytics and its positive impact on corporate CX initiatives. For a complimentary copy of the report, please click here.

Robin Gareiss, CEO & Principal Analyst, Metrigy, noted, “CX leaders clearly see NICE as a reliable platform, augmented with sophisticated analytics that help overall CX initiatives. Its comprehensive workforce optimization suite helps anticipate business demands, automate scheduling and optimize workforces using a robust, AI-enabled analytics engine. Today, WFO capabilities are key to a burgeoning area of focus among CX leaders - agent experience. Happy agents equate to happy customers, so by using technologies that improve agent experience and performance, a whole chain reaction occurs. Agent turnover drops so operational costs decrease. Coaching and longevity improve agent performance, enabling them to better and more efficiently serve customers. That results in better ratings and referrals, which in turn, drives more revenue and new customers.”

Barry Cooper, President, NICE Workforce and Customer Experience Group, said, “Ensuring that agents are empowered, prepared and engaged is the key to addressing the emerging needs of today’s digital consumers. The gold standard for WFO in today’s digital age is its ability to empower agents, allowing them to create personal and fluent experiences while ensuring businesses have optimal staff at the right time with the right skills. As the Metrigy research confirms, our customers appreciate the practical impact of this approach on employees and the bottom line.”

NICE performed better than any other provider in this year’s Metrigy rankings, receiving six MetriStar Top Provider awards. In the Workforce Optimization Platform category, the Metrigy report highlighted NICE’s comprehensive set of WFO applications, including for performance and quality management, automated agent coaching, interaction recording, analytics, scheduling and capacity planning. These tools optimize operational efficiency and empower supervisors to prevent small problems from becoming large ones.

According to the Metrigy report, business impact was evaluated using data showing before-and-after changes in relevant metrics. Customers reported revenue increases, cost savings, improvements in customer experience ratings, and greater agent efficiency after implementation of NICE WFO solutions. The report’s sentiment rankings were based on open-ended qualitative commentary and participant ratings, with customers particularly noting the NICE WFO platform’s reliability, ability to assist with CX initiatives and analytics capabilities.

The evaluations driving NICE’s recognition as a top vendor were performed during Metrigy’s Customer Experience MetriCast 2022 study, which included surveys of 1,846 CX leaders from companies in 10 countries across three regions (North America, Europe, Asia-Pacific). Participants provided feedback on both the measurable business impact and their subjective assessment of the WFO platforms they have been using, providing insights for ranking the correlation between the WFO platforms and measurable business success.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.